CINTEL CORP.
9900 Corporate Campus Drive, Suite 3000
Louisville, KY 40223
Tel: (502) 657-6077
Fax: (502) 657-6078
June 18, 2007

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Brad Skinner, Accounting Branch Chief
David Edgar, Staff Accountant

Re:  Cintel Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
File No. 333-1000046

Ladies and Gentlemen:

The following addresses the additional comments of the reviewing staff of the Commission set forth in its letter dated May 21, 2007, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 of Cintel Corp. (the “Company”). We respond as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2, Summary of Significant Accounting Policies

e) Revenue Recognition, page F-7

1.
We have considered your responses to prior comments 1 through 4 as well as the example contracts provided. This information indicates that your standard payment terms tar arrangements with distributors are “condition of clearing from original buyer?’ Your response to prior comment 1 indicates that this means that once the end-user customer (original buyer) pays, then your customer (general distributor) will pay. In view of the stated payment terms in your arrangements, i.e., payment is not due from your customers until they have received payment from their customers, there does not appear to be a sufficient basis for you to conclude that your fees are fixed or determinable at the outset of your arrangements. Therefore, recognition of revenue at time of delivery is not appropriate.

For all arrangements that include the credit terms “condition of clearing from original buyer,” revise your financial statements to defer revenue until such time as the underlying payment condition has been met. Refer to footnote 5 to SAB Topic 13 and paragraph 29 of SOP 97-2.

Response:

On further consideration, the Company decided to defer recognition of revenue for all sale arrangements that include the credit terms "condition of clearing from original buyer", when distributors who used the Company's products in network installation projects were allowed to pay when their final end-users paid them, until such time as the underlying payment condition has been met. Accordingly, the Company is restating its financial statements for all relevant periods.

Should you have any questions, please do not hesitate to contact the undersigned at (502) 657-6077.

Very truly yours,

/s/ Sang Don Kim

Sang Don Kim